Exhibit 99.2

PRESS RELEASE

Floating Offshore Wind in France: TotalEnergies, Corio Generation
and Qair Join Forces to Bid for Mediterranean Tender

Paris, 03 August 2022 – A consortium of TotalEnergies, Corio Generation and Qair has been pre-selected by the French Directorate General for Energy and Climate (DGEC) to participate in a competitive tender to develop two floating windfarms in the Mediterranean Sea.

The two projects of about 250 MW each could supply enough clean energy to meet the annual electricity consumption of almost one million people.

Opportunity to develop an innovative value chain

The TotalEnergies, Corio Generation and Qair consortium is delighted with this new call for tenders, which will help to achieve France’s objective of 40 GW of offshore wind capacity by 2050.

The partners intend to support the development of a local Mediterranean industrial value chain for offshore wind power. To this end, the consortium plans to consult regional stakeholders, promote the local economy and ensure communities benefit from employment opportunities.

Combining complementary expertise

The consortium will leverage each company’s technical expertise, strong financial resource and extensive experience in the offshore wind sector:

•	TotalEnergies, a multi-energy company, has expertise in offshore operations and maintenance through its historical activities. TotalEnergies is already developing offshore wind projects with a combined capacity of more than 11 GW, including more than 2 GW of floating projects in France, the United Kingdom and South Korea.

•	Corio Generation, a global specialist offshore wind developer, has more than 20 GW of projects under development worldwide, including 2.5 GW in floating wind. Corio is a portfolio company, operating on a standalone basis, of Macquarie’s Green Investment Group (GIG).

•	Qair, a European renewable energy producer, is a French pioneer in floating wind energy. With over 30 years of experience and a strong local presence in France, Qair operates 1 GW of assets and is developing a pipeline of 20 GW.

Proven cooperation in offshore wind

The consortium’s joint bid is based on a productive track-record and partnership history, including on the following projects:

•	The 250 MW floating windfarm tender in France’s South Brittany region (Qair, TotalEnergies and Corio Generation),

•	The 30 MW Eolmed floating offshore wind pilot project in France (Qair and TotalEnergies)

•	Over 2 GW of floating wind projects in South Korea (Corio and TotalEnergies)

•	The 2 GW West of Orkney Windfarm project in Scotland (Corio and TotalEnergies)

•	The 1.5 GW Outer Dowsing Offshore Wind project in the UK (Corio and TotalEnergies)

"After Brittany’s tender, we are delighted to renew our partnership with Qair and Corio to contribute to the development of floating wind in the Mediterranean and thus to the energy transition in France. If successful, we intend to mobilise our collective expertise to provide the best solutions to meet the technical, commercial and societal challenges of the project," said Olivier Terneaud, VP Offshore Wind at TotalEnergies.

“Corio Generation is delighted to combine forces with TotalEnergies and Qair. We truly believe France can become a world leader in the development of offshore wind. With its deep waters and industrial heritage, the Mediterranean is fantastically placed to benefit from floating wind technology, creating significant job and investment opportunities. Deploying new projects at scale will be critical to realising the full potential of France’s wind resources and unlocking a significant clean, reliable and affordable source of electricity for generations to come,” said Jonathan Cole, CEO of Corio Generation.

“We are happy to bring once again our partners TotalEnergies and Corio together around their complementary expertise in the development, financing and construction of offshore wind projects. In association with the Mediterranean territories, we will be keen to participate in the acceleration of the energy transition by developing locally the French floating offshore wind industry to come," said Jérôme Billerey, France Managing Director at Qair.

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 11 GW, of which 3/4 are bottom-fixed and 1/4 are floating. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus, Valorous and West of Orkney), South Korea (Bada project), Taiwan (Yunlin project), France (Eolmed project) and the United States (New York Bight project, North Carolina project). The Company has also been qualified to participate in competitive tenders in the U.S., U.K., France and Netherlands, and will also participate in tenders in Norway and Poland.

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of June 2022, TotalEnergies' gross renewable electricity generation capacity is 12 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Corio

Corio Generation is a specialist offshore wind business dedicated to harnessing renewable energy worldwide. With a unique blend of sector-leading expertise and deep access to long-term capital, we work closely with our partners in the creation and management of projects from origination, through development and construction into operation. Corio’s 20+ GW offshore wind development portfolio is one of the largest in the world, spanning established and emerging markets, as well as floating and traditional fixed-bottom technologies. These next generation offshore wind projects will help form the backbone of the net-zero global energy system while meeting the energy needs of communities and corporate offtakers sustainably, reliably, safely and responsibly. Corio Generation is a Green Investment Group (GIG) portfolio company, operating on a standalone basis. GIG is a specialist green investor within Macquarie Asset Management, part of Macquarie Group.

For more information visit www.coriogeneration.com and follow us on Twitter @CorioGeneration

About Qair

Qair is a European renewable energy producer, which develops, finances, builds and operates wind, solar, hydroelectric and green hydrogen projects on its own behalf. Committed to the energy transition in 21 countries across Europe, Latin America, Africa and Asia, Qair’s 450 employees operate1GW of assets and develop a pipeline of over 20GW, including 2GW awarded in Scotland. Qair aims to become an independent leader in responsible energy.

A subsidiary of Qair Group, Qair France holds a majority stake in Eolmed, the first floating offshore wind farm off Port-la Nouvelle and Gruissan (Aude).

Find out more on qair.energy

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).